UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2026

Commission File Number: 001-42796

Nasus Pharma Ltd.

(Translation of registrant’s name into English)

Yigal Alon 65

Tel Aviv, Israel 6744317

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

Private Placement Offering

On February 10, 2026, Nasus Pharma Ltd. (the “Company”) entered into a definitive securities purchase agreement (the “Securities Purchase Agreement”) for a private placement financing by certain institutional and accredited investors (together, the “Investors”). Under the Securities Purchase Agreement, the Investors have agreed to purchase (i) 2,695,425 of the Company’s ordinary shares, no par value per share (the “Ordinary Shares”), and (ii) accompanying ordinary warrants to purchase up to 2,695,425 Ordinary Shares (the “Warrants”) for a combined purchase price of $5.565 per share and accompanying Warrant.

The Warrants will have an exercise price of $6.53 per share, are immediately exercisable, and will expire upon the earlier of two years from the date of issuance and 30 trading days following the Company’s announcement of the top-line results of the Company’s NS002 Pivotal Study.

The Securities Purchase Agreement contains customary representations, warranties and covenants.

The offering is expected to result in gross proceeds to the Company of $15.0 million. The Company intends to use the net proceeds from the private placement, together with its existing cash, cash equivalents, and short-term investments to advance the pivotal clinical development of NS002 for anaphylaxis treatment, initiate first-in-human studies for other products in its pipeline, and for working capital and other general corporate purposes.

The closing of the offering is expected to occur on or about February 12, 2026, subject to the satisfaction of customary closing conditions.

In addition, on February 10, 2026, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investors for the resale of the Ordinary Shares and Ordinary Shares issuable upon exercise of the Warrants to be issued at the closing of the offering. The Company agreed to file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) and maintain their effectiveness within specified timeframes.

The Company also entered into a placement agency agreement (the “Placement Agency Agreement”) with Citizens JMP Securities, LLC, as the lead placement agent in the offering (“Citizens”), and Laidlaw & Company (UK) Ltd. as a co-placement agent (“Laidlaw”, and (together with Citizens, the “Placement Agents”), dated February 10, 2026. The Company agreed to pay the Placement Agents a cash placement fee equal to 6.0% of the gross proceeds received in the offering. The Company also agreed to reimburse the Placement Agents for all reasonable expenses, including, without limitation, fees and disbursements of the Placement Agents’ counsel, incurred in connection with the offering in an amount equal to $55,000. Laidlaw also acted as financial advisor to the Company in connection with the offering for additional compensation.

The securities described herein (the “Securities”) have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements.

This Report of Foreign Private Issuer on Form 6-K (the “Report”) shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall there be any sale of these Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summary of the Securities Purchase Agreement, Placement Agency Agreement, Registration Rights Agreement and Warrants do not purport to be complete and are qualified in their entirety by reference to the Form of Securities Purchase Agreement, the Placement Agency Agreement, Form of Registration Rights Agreement, and the Form of Ordinary Share Purchase Warrant, which are attached as Exhibits 10.1, 10.2, 10.3, and 4.1, respectively, to this Report, and are incorporated herein by reference.

Press Release

The Company’s press release dated February 10, 2026, announcing the pricing of the private placement is attached hereto as Exhibit 99.1.

Safe Harbor Statement

This Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. Words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will”, “would,” or the negative of these words, similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward looking statements in this Report when it discusses the gross proceeds to be received from the private placement, intended use of proceeds from the private placement and the anticipated closing date for the private placement. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Forward-looking statements are based on the Company’s current expectations and are subject to uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s prospectus dated August 12, 2025 filed with the SEC on August 14, 2025. Forward-looking statements contained in this Report are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

EXHIBIT INDEX

Exhibit No.

4.1	Form of Ordinary Share Purchase Warrant.
10.1	Form of Securities Purchase Agreement between Nasus Pharma Ltd. and the investors named therein, dated February 10, 2026.
10.2	Form of Placement Agency Agreement between Nasus Pharma Ltd., Citizens JMP Securities, LLC, and Laidlaw & Company (UK) Ltd., dated February 10, 2026.
10.3	Form of Registration Rights Agreement between Nasus Pharma Ltd. and the investors named therein, dated February 10, 2026.
99.1	Press Release issued by Nasus Pharma Ltd. on February 10, 2026, titled “Nasus Pharma Announces Pricing of $15.0 Million Private Placement”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NASUS PHARMA LTD.

Date: February 11, 2026	By:	/s/ Dan Teleman
	Name:	Dan Teleman
	Title:	Chief Executive Officer